SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Sanchez Production Partners LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

21038E 10 1

(CUSIP Number)

Antonio R. Sanchez, III
Sanchez Energy Partners I, LP
1000 Main Street, Suite 3000
Houston, Texas 77002
(713) 783-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21038E 10 1		13D

1	Names of Reporting Persons SANCHEZ ENERGY PARTNERS I, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 5,364,195(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 5,364,195(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,364,195(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.629%(2)

14	Type of Reporting Person (See Instructions) PN

(1)         May also be deemed to beneficially own 484,505 Class A Units of Issuer.

(2)         Calculation based on 28,795,265 Common Units outstanding as of December 8, 2014 as reported in Issuer’s Amendment No. 4 to the Registration Statement on Form S-4 (reg. No. 333-198440).

CUSIP No. 21038E 10 1		13D

1	Names of Reporting Persons SEP MANAGEMENT I, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 5,364,195(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 5,364,195(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,364,195(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.629%(2)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)         May also be deemed to beneficially own 484,505 Class A Units of Issuer.

(2)         Calculation based on 28,795,265 Common Units outstanding as of December 8, 2014 as reported in Issuer’s Amendment No. 4 to the Registration Statement on Form S-4 (reg. No. 333-198440).

CUSIP No. 21038E 10 1		13D

1	Names of Reporting Persons SANCHEZ OIL & GAS CORPORATION

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 5,364,195(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 5,364,195(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,364,195(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.629%(2)

14	Type of Reporting Person (See Instructions) CO

(1)         May also be deemed to beneficially own 484,505 Class A Units of Issuer.

(2)         Calculation based on 28,795,265 Common Units outstanding as of December 8, 2014 as reported in Issuer’s Amendment No. 4 to the Registration Statement on Form S-4 (reg. No. 333-198440).

CUSIP No. 21038E 10 1		13D

1	Names of Reporting Persons ANTONIO R. SANCHEZ, III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 6,403

	8	Shared Voting Power: 5,423,757(1)

	9	Sole Dispositive Power: 6,403

	10	Shared Dispositive Power: 5,423,757(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,430,160(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.858%(2)

14	Type of Reporting Person (See Instructions) IN

(1)         May also be deemed to beneficially own 484,505 Class A Units of Issuer.

(2)         Calculation based on 28,795,265 Common Units outstanding as of December 8, 2014 as reported in Issuer’s Amendment No. 4 to the Registration Statement on Form S-4 (reg. No. 333-198440).

CUSIP No. 21038E 10 1		13D

1	Names of Reporting Persons A. R. SANCHEZ, JR.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 5,364,195(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 5,364,195(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,364,195(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.629%(2)

14	Type of Reporting Person (See Instructions) IN

(1)         May also be deemed to beneficially own 484,505 Class A Units of Issuer.

(2)         Calculation based on 28,795,265 Common Units outstanding as of December 8, 2014 as reported in Issuer’s Amendment No. 4 to the Registration Statement on Form S-4 (reg. No. 333-198440).

This Amendment No. 3 to Schedule 13D amends and supplements the initial statement on Schedule 13D filed jointly by SEP I; SEP Management; SOG; Antonio R. Sanchez, III; and A. R. Sanchez, Jr. with the SEC on August 19, 2013, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 7, 2014 (“Amendment No. 1”), as further amended by Amendment No. 2 to Schedule 13D filed with the SEC on May 16, 2014 (“Amendment No. 2”) (as further amended or amended and restated hereby, the “Schedule 13D”) and relates to the beneficial ownership by the Reporting Persons of Common Units of Issuer. Except as otherwise set forth herein, the Schedule 13D remains in full force and effect.  All capitalized terms used in this Amendment No. 3 have the same meaning as those set forth in the Schedule 13D.

Item 1. Security and Issuer.

The address of the principal executive offices of Issuer is 1000 Main Street, Suite 3000, Houston, Texas 77002.

Item 2. Identity and Background.

(a)           Certain information required by this Item 2 concerning the executive officers, directors and managers of certain of the Reporting Persons is set forth on Schedule A, which is incorporated into this Item 2 by reference.

(b)           The principal business address of each of SEP I, SEP Management, SOG, Antonio R. Sanchez, III and A. R. Sanchez, Jr. is 1000 Main Street, Suite 3000, Houston, Texas 77002.

(d) and (e)             None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers, managers or directors, if any, listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information in Item 6 is incorporated into this Item 3 by reference.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities reported in this Schedule 13D solely for investment purposes. The Reporting Persons may make additional purchases or dispositions of Issuer’s securities either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for Issuer’s securities, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

The information in Item 6 is incorporated into this Item 4 by reference.

On August 28, 2014 Issuer filed a Registration Statement on Form S-4 (Reg. No. 333-198440), which was subsequently amended by Amendment No. 1 thereto on September 26, 2014, Amendment No. 2 thereto on October 24, 2014, Amendment No. 3 thereto on November 17, 2014 and Amendment No. 4 thereto on December 10, 2014 (collectively, the “Registration Statement”), for, among other things, a special meeting of Issuer’ unitholders to approve a Plan of Conversion (the “Plan of Conversion”), including the conversion and agreement of limited partnership contemplated thereby, dated as of August 25, 2014, providing for the conversion of Issuer from a limited liability company organized under the laws of the State of Delaware to a limited partnership organized under the laws of the State of Delaware, subject to the satisfaction of certain closing conditions (including the approval of Issuer’s unitholders) (collectively, the “Conversion”).

Pursuant to the Plan of Conversion, at the effective time of the Conversion, each outstanding Common Unit would be converted into one common unit of Sanchez Production Partners LP (“Sanchez LP”), the outstanding Class A units of Issuer would be converted into common units of Sanchez LP in a number equal to 2% of the Sanchez LP common units outstanding immediately after the Conversion (after taking into account the conversion of such Class A units) and the outstanding Class Z unit of Issuer would be cancelled. In addition, an affiliate of SOG would become the general partner of Sanchez LP, and incentive distribution rights would be issued by Sanchez LP to the sole member of Issuer’s general partner, SP Holdings. The board of directors of the general partner of Sanchez LP would be appointed by SP Holdings as the sole member of the general partner.

In connection with the Conversion, SP Holdings, as the expected owner of the proposed general partner of Sanchez LP, would form the general partner and take certain other additional organizational and related matters regarding the general partner in connection with the Conversion.

Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell or dispose of Issuer securities (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of Issuer, anticipated future developments concerning Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of Issuer in the open market, in privately negotiated transactions (which may be with Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Depending on these factors, and other factors that may arise in the future, the Reporting Persons may be involved in such matters and, depending on the facts and circumstances at such time and subject to applicable law, may formulate a plan with respect to such matters.  In addition, the Reporting Persons may from time to time hold discussions with or make proposals to management of Issuer, the board of managers of Issuer, to other unitholders of Issuer or to third parties regarding such matters.

The information set forth in this Item 4 is subject to change, and there can be no assurances that the matters described in this Item 4 will occur or that any of the Reporting Persons will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 5. Interest in Securities of Issuer.

(a) and (b)             The information in Item 6 and the cover pages of this Schedule 13D is incorporated into this Item 5 by reference.

Antonio R. Sanchez, III is the sole record owner of 6,403 Common Units granted on May 6, 2014 in connection with Mr. Sanchez’s service on Issuer’s board of managers.

(c)           On May 6, 2014, Gerald F. Willinger was granted sole record ownership of 6,403 Common Units in connection with Mr. Willinger’s service on Issuer’s board of managers.  On November 7, 2014 and November 12, 2014, Frank A. Guerra individually acquired an aggregate of 6,750 Common Units in the open market (1,750 units for $2.36 per unit and 5,000 units for $2.37 per unit, respectively).  Except as set forth in this Schedule 13D, there have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Subject to the terms of the Settlement Agreement previously disclosed in Item 6 of Amendment No. 1 (the “Settlement Agreement”), CEPM was required to pursue sales of all of its Common Units (the “Subject Units”) by December 15, 2014 (or such earlier date upon which all of the Subject Units have been sold, the “Determination Date”). As further described below, CEPM was required to share any excess proceeds and/or Subject Units with SEP I if the aggregate amount actually received by CEPM from the sales of the Subject Units pursuant to the Settlement Agreement (the “Actual Proceeds”) exceeds the Subject Unit Target Proceeds (as defined below). As of December 15, 2014, CEPM sold all but 499,701 Subject Units. The Actual Proceeds from these sales were $14,745,391.84.

Under the Settlement Agreement, on the Determination Date, in the event that there is any surplus achieved from the sales of the Subject Units in excess of approximately $14.3 million (the “Subject Unit Target Proceeds”), or there are any Subject Units still owned by CEPM after CEPM has received the Subject Units Target Proceeds, then CEPM and SEP I agreed to share equally in the excess proceeds and/or Subject Units. However, this sharing is subject to the restriction that SEP I’s (including its designee’s) one-half share in any aggregate proceeds in excess of the Subject Target Proceeds is capped at $5 million (i.e., SEP I is not entitled to share further in aggregate proceeds in excess of the Subject Unit Target Proceeds once the aggregate excess amount exceeds $10 million).

The Actual Proceeds exceeded the Subject Unit Target Proceeds by $479,261.84.  On or about December 17, 2014, CEPM (i) paid $239,630.92 (half of the net proceeds in excess of the Subject Unit Target Proceeds) to SP Holdings for the account of SEP I, and (ii) transferred 224,850 Subject Units (half of the remaining Subject Units held by CEPM) to SP Holdings for the account of SEP I.

As of December 1, 2014, Issuer issued 59,562 Common Units to SP Holdings pursuant to the terms of the SSA described in Item 6 of Amendment No. 2, in connection with SP Holdings’ election pursuant to the terms thereof to receive payment of the fee thereunder for the quarter ended September 30, 2014 in Common Units rather than cash.  This issuance of Common Units was in lieu of paying a fee of $165,582 in cash, or $2.78 per Common Unit.

These securities are owned directly by SP Holdings. SP Holdings is controlled by SP Capital Holdings, LLC (“SP Capital”). SP Capital is managed by Eduardo A. Sanchez and Antonio R. Sanchez, III. Antonio R. Sanchez, III shares voting and dispositive power over the securities controlled by SP Capital. A.R. Sanchez, Jr. is a member of SP Capital but is not a managing member.  Each of Antonio R. Sanchez, III and A.R. Sanchez, Jr. disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of Section 16 or any other purpose.

Item 7. Material to Be Filed as Exhibits.

Exhibit A       Joint Filing Agreement dated December 24, 2014.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December  24, 2014

SANCHEZ ENERGY PARTNERS I, LP

By its general partner, SEP Management I, LLC

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
President

SEP MANAGEMENT I, LLC

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
President

SANCHEZ OIL & GAS CORPORATION

By:	/s/ Antonio R. Sanchez, III
Antonio R. Sanchez, III
Co - President

/s/ Antonio R. Sanchez, III
ANTONIO R. SANCHEZ, III

/s/ Antonio R. Sanchez, Jr.
A. R. SANCHEZ, JR.

[Signature Page to Schedule 13D Amendment No. 3]

SCHEDULE A

Sanchez Oil & Gas Corporation

SOG is in the business of managing oil and natural gas properties on behalf of its affiliates.  SOG is a Delaware corporation.  The executive officers and directors of SOG are set forth below, along with their principal occupation or employment. Each of SOG and the entities and natural persons listed below has a business address of 1000 Main Street, Suite 3000, Houston, Texas 77002 unless otherwise noted. Each of the natural persons listed below is a citizen of the United States of America.

Name	Principal Occupation at SOG	Principal Occupation or Employment
Antonio R. Sanchez, Jr.	Chief Executive Officer & Director

Antonio R. Sanchez, III	Co-President	President and Chief Executive Officer of Sanchez Energy Corporation

Eduardo A. Sanchez	Co-President	Manager of Sanchez Resources, LLC

Patricio D. Sanchez	Co-President	Managing member of Santerra Holdings, LLC

Ana Lee Sanchez Jacobs	Executive Vice President

Frank A. Guerra	Executive Vice President	Executive Vice President of SEP Management I, LLC

Gerald F. Willinger	Executive Vice President	Manager of Sanchez Resources, LLC

Michael G. Long	Executive Vice President—Chief Financial Officer	Executive Vice President and Chief Financial Officer of Sanchez Energy Corporation

Christopher D. Heinson	Senior Vice President—Chief Operating Officer	Chief Operating Officer of Sanchez Energy Corporation

John H. Happ, III	Senior Vice President—Marketing & Midstream

The controlling owners of SOG are Antonio R. Sanchez, Jr. and Santig, Ltd., a Texas limited liability company in the business of owning and managing family investments. The managing member of Santig, Ltd. is Sanchez Management Corporation, which is owned 100% by Antonio R. Sanchez, Jr. Antonio R. Sanchez, Jr. is Chairman and President of Sanchez Management Corporation and Antonio R. Sanchez, III is the Executive Vice President. Antonio R. Sanchez, Jr. and Antonio R. Sanchez, III have ultimate control of SOG through their individual ownership or ownership and control of Santig, Ltd.

Sanchez Energy Partners I, LP

SEP I is in the business of serving as general partner for entities involved in the exploration and production of oil and gas assets.  The general partner of Sanchez Energy Partners I, LP is SEP Management I, LLC. There are no executive officers and directors appointed at SEP I.  SEP I has an advisory board consisting of the following members:

Name	Principal Occupation or Employment
John Eddie Williams, Jr.	Attorney, Partner at Williams Kherkher Hart Boundas, LLP
Luis Farias	Executive at Gulf Port Portland Cement Co.
Owen Littman	Attorney, General Counsel of the Cowen Group, Inc.
Mikal C. Watts	Attorney, Partner at Watts Guerra Craft, LLP
Fernando Canales Clariond	President, Finestra USA Corp.
Othon Ruiz	CEO, Grupo Valores Monterrey
Federico Chavez	Director, Promecap, S.A.

Messrs. Williams, Littman and Watts are each a citizen of the United States of America.  Messrs. Farias,  Clariond, Ruiz and Chavez are each a citizen of Mexico.  The business address of such individuals is c/o Sanchez Energy Partners I, LP, 1000 Main Street, Suite 3000, Houston, Texas 77002.

SEP Management I, LLC

The sole member of SEP Management I, LLC is SOG.  See the information in the table above under the heading “SOG” for additional information regarding SOG and biographical information regarding each of the natural persons listed in this paragraph.  There are no directors appointed at SEP Management I, LLC.  The executive officers of SEP Management I, LLC are:

•                  Antonio R. Sanchez, III, President

•                  Michael G. Long, Executive Vice President and Chief Financial Officer

•                  Frank A. Guerra, Executive Vice President

Each of these individuals is a citizen of the United States of America.  The business address of such individuals is 1000 Main Street, Suite 3000, Houston, Texas 77002.

The individuals on this Schedule A expressly disclaim any beneficial ownership of Common Units covered by this Schedule 13D, except as otherwise provided in this Schedule 13D.